SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 14D-9
                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 3*)

                          EXIDE ELECTRONICS GROUP, INC.
                            (Name of Subject Company)

                          EXIDE ELECTRONICS GROUP, INC.
                        (Name of Person Filing Statement)

                      Common Stock, Par Value $.01 Per Share
                 (and Associated Preferred Stock Purchase Rights)
                          (Title of Class of Securities)

                                  302052 6 10 5
                      (CUSIP Number of Class of Securities)

                      Series G Convertible Preferred Stock,
                             Par Value $.01 Per Share
                          (Title of Class of Securities)

                                  Not Available
                      (CUSIP Number of Class of Securities)

                   Warrants to Purchase Shares of Common Stock
                          (Title of Class of Securities)

                                  302052 6 11 3
                      (CUSIP Number of Class of Securities)

                            Nicholas J. Costanza, Esq.
                  Vice President, Chief Administrative Officer,
                          General Counsel and Secretary
                          Exide Electronics Group, Inc.
                               8609 Six Forks Road
                          Raleigh, North Carolina  27615
                                  (919) 872-3020
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notice and Communications
                    on Behalf of the Person Filing Statement)

                                     COPY TO:

                               David M. Silk, Esq.
                          Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York  10019
                                  (212) 403-1000


         _____________________
         *    Constituting the final amendment hereto.


         ITEM 1.   SECURITY AND SUBJECT COMPANY.

                   This Amendment No. 3 to Schedule 14D-9 Solicitation/ Recommendation Statement amends and supplements the Schedule 14D-9 Solicitation/Recommendation Statement (as amended or supplemented from time to time, this "Schedule 14D-9") filed by Exide Electronics Group, Inc. (the "Company") with the Securi-ties and Exchange Commission (the "Commission") on July 22, 1997 as amended by Amendment No. 1 to Schedule 14D-9 Solicita-tion/Recommendation Statement filed by the Company with the Commission on July 24, 1997 and by Amendment No. 2 to the
         Schedule 14D-9 Solicitation/Recommendation Statement filed by the Company with the Commission on October 16, 1997. This
         Schedule 14D-9 relates to the tender offer of PQR Acquisition Corporation, a subsidiary of Danaher Corporation.


         ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED.

                   On October 30, 1997, Danaher and PQR filed Amendment No. 8 to their Tender Offer Statement on Schedule 14D-1 announcing that the Danaher Offer expired by its terms on October 30, 1997 without any Shares having been accepted for payment.


                                    SIGNATURE


                   After reasonable inquiry and to the best of my knowl-edge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                       EXIDE ELECTRONICS GROUP, INC.



                                       By:    /s/ Marty R. Kittrell
                                          -----------------------------
                                          Name:   Marty R. Kittrell
                                          Title:  Vice President and
                                                  Chief Financial
                                                  Officer



         Dated:  November 3, 1997